UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Minerva Neurosciences, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

603380106

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)
*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 603380106	13G	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS Dr. Remy Luthringer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,784,094
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,784,094
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,784,094
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.8%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 603380106	13G	Page 3 of 5 Pages

Item 1(a).	Name of Issuer:

Minerva Neurosciences, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

The Issuer’s principal executive offices are located at 1601 Trapelo Road, Suite 286, Waltham, MA 02451.

Item 2(a).	Name of Persons Filing:

Dr. Remy Luthringer

Item 2(b).	Address of Principal Business Office or, if None, Residence:

c/o Minerva Neurosciences, Inc.

1601 Trapelo Road, Suite 286

Waltham, MA 02451

Item 2(c).	Citizenship:

France

Item 2(d).	Title of Class of Securities:

Common Stock, $0.0001 par value per share (the “Common Stock”)

Item 2(e).	CUSIP Number:

603380106

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

CUSIP No. 603380106	13G	Page 4 of 5 Pages

Item 4.	Ownership.
(a)	2,784,094 shares of Common Stock, which consists of (a) 926,604 shares of Common Stock beneficially owned by Wint2felden Holding SA, a company wholly owned by Dr. Luthringer; (b) 32,306 shares of Common Stock owned by Dr. Luthringer himself, and (c) options to purchase 1,825,184 shares of common stock that are exercisable within 60 days of December 31, 2019.
(b)	Percent of Class: 6.8%
(c)	Number of shares as to which such person has:
(i)	sole power to vote or to direct the vote: 2,784,094
(ii)	shared power to vote or to direct the vote: 0
(iii)	sole power to dispose or to direct the disposition: 2,784,094
(iv)	shared power to dispose or to direct the disposition: 0

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

CUSIP No. 603380106	13G	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated February 12, 2020

By:	/s/ Dr. Remy Luthringer
Dr. Remy Luthringer